United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2005

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 News Release of the Company dated July 22, 2005 announcing its second quarter 2005 results.
EX-99.2 News Release of the Company dated July 22, 2005 announcing the launch of the senior notes issuance and units issuance.

1.	Other Events

On July 22, 2005 in Singapore, the Company issued the following news releases:-

•	News release announcing its second quarter 2005 results. A copy of the news release dated July 22, 2005 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

•	News release announcing the launch of the senior notes issuance and units issuance dated July 22, 2005 is attached as Exhibit 99.2 and is incorporated herein by reference.

2.	Exhibits

99.1	News Release of the Company dated July 22, 2005 announcing its second quarter 2005 results.

99.2	News Release of the Company dated July 22, 2005 announcing the launch of the senior notes issuance and units issuance.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 22, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	News Release of the Company dated July 22, 2005 announcing its second quarter 2005 results.

99.2	News Release of the Company dated July 22, 2005 announcing the launch of the senior notes issuance and units issuance.